UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of April 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 5th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Spuds Douglas-1

Wellington, New Zealand – 5 April 2006 -/PRNewswire/ - Austral Pacific Energy Ltd. (TSX- V and NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd announced today that the Douglas-1 exploration well commenced drilling at 5pm (local time) on 4th April 2006. Douglas-1 is located in PPL 235 (Austral 35%, operator) in the onshore Papuan Foreland Basin, Papua New Guinea.

Douglas-1 will test the seismically defined Douglas structure and will take approximately three weeks to drill to a depth of 2000m (6,500 feet). Primary reservoir targets for the well are the Jurassic aged Alene, Toro and intra Imburu sandstones. In offset locations within the Papuan Fold belt and Foreland Basin, these sandstones provide the reservoir for in excess of 500 million barrels of oil and 10 TCF of gas. Sandstones developed within the Oligocene aged Sirga Formation are also mapped within closure and constitute a secondary target for the well.

In making the announcement, Chief Executive Officer Rick Webber said “The well is located on a well defined structure that in the oil case could hold 150 million barrels of reserves. All the indicators are positive and I am very optimistic.”

ENDS

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 476 2717

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.